FORM 6-K

                             UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        WASHINGTON, D.C. 20549

                          -----------------

                     REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 or 15d-16 OF
                   THE SECURITIES EXCHANGE ACT OF 1934
                          FOR August 10, 2005

                  DYNAMOTIVE ENERGY SYSTEMS CORPORATION
          (Exact name of Registrant as specified in its charter)

                          -----------------


                     Suite 230-1700 West 75th Avenue
                              Vancouver, BC
                              Canada V6P 6G2
                              (604) 267-6000
                  (Address of principal executive offices)

                           -----------------

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

                       FORM 20-F  X    FORM 40-F
                                 ---             ---
[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

                             YES         NO  X
                                 ---        ---

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

                                  FORM 27

                MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE
                        SECURITIES ACT  (BRITISH COLUMBIA)


1.    Reporting Issuer
      ----------------

      DynaMotive Energy Systems Corporation
      230-1700 West 75th Avenue
      Vancouver, BC V6P 6G2

      Tel. (604) 267-6013

2.    Date of Material Change
      -----------------------

      August 9, 2005

3.    Press Release
      -------------

      August 9, 2005

4.    Summary of Material Change
      --------------------------

DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today that the Canadian Federal Government's Environmental Choice(M) Program (ECP) has certified that the electricity produced at the West Lorne BioOil Cogeneration plant conforms to the Renewable Low-impact Electricity Guidelines. The EcoLogo(M), the ECP's symbol of approval, is designed to encourage the demand for and supply of products and services that are more environmentally responsible and to help consumers and organizations make informed choices and buy "green". The certification was awarded after an external auditor was sent to West Lorne where, following a detailed evaluation, it was confirmed that the 2.5 MW operation met the requirements set out by the program.

"We congratulate DynaMotive for their environmental commitment," said TerraChoice Vice President, Kevin Gallagher. "Through our third-party certification services, performed by professional auditors, we have verified that the electricity generated at the West Lorne facility is indeed "green". We've ensured that it was generated in a way that has less of an impact on our environment."

DynaMotive President and CEO, Andrew Kingston, commented that, "This EcoLogo(M) certification represents another milestone for DynaMotive in establishing the path to commercialization of its technology as the world leader in the pyrolysis oil market."

Canada's Environmental Choice(M) Program (ECP) is part of the Global Eco-labelling Network (GEN) and is internationally renowned for its stringent certification process. The program identifies performance criteria that represent environmental leadership in any given sector. A key aspect of the certification process is the requirement for third party verification of compliance to ECP criteria. Products and services that meet these criteria are certified by the Program and entitled to carry and display the EcoLogo(M). The program is administered by TerraChoice Environmental Marketing.

5.    Full Description of Material Change
      -----------------------------------

      Please see attached press release

6.    Reliance on Section 85(2) of the Act
      ------------------------------------

      N/A

7.    Omitted Information
      -------------------

      N/A

8.    Senior Officers
      ---------------

      The following senior officer of the Issuer is knowledgeable about the material change and maybe contacted by the Commission at the address and telephone number below.

      Andrew Kingston
      President & CEO
      6876 Churchill Street
      Vancouver, BC V6P 5B3
      (604) 263-1731

9.    Statement of Senior Officer
      ---------------------------

      The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, B.C. as of the 9th day of August 2005.


               DYNAMOTIVE ENERGY SYSTEMS CORPORATION


                    (signed) "Andrew Kingston"
                              Andrew Kingston
                              President & CEO

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE APPLICABLE SECURITIES LEGISLATION THAT, AT THE TIME AND IN THE LIGHT OF CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

DYNAMOTIVE ENERGY SYSTEMS CORPORATION          News Release - August 9, 2005

  DynaMotive Technology Meets Internationally Recognized Green Requirements
      West Lorne Electricity Generation Awarded EcoLogo(M) Certification

DynaMotive Energy Systems Corporation (OTCBB: DYMTF) announced today that the Canadian Federal Government's Environmental Choice(M) Program (ECP) has certified that the electricity produced at the West Lorne BioOil Cogeneration plant conforms to the Renewable Low-impact Electricity Guidelines. The EcoLogo(M), the ECP's symbol of approval, is designed to encourage the demand for and supply of products and services that are more environmentally responsible and to help consumers and organizations make informed choices and buy "green". The certification was awarded after an external auditor was sent to West Lorne where, following a detailed evaluation, it was confirmed that the 2.5 MW operation met the requirements set out by the program.

"We congratulate DynaMotive for their environmental commitment," said TerraChoice Vice President, Kevin Gallagher. "Through our third-party certification services, performed by professional auditors, we have verified that the electricity generated at the West Lorne facility is indeed "green". We've ensured that it was generated in a way that has less of an impact on our environment."

DynaMotive President and CEO, Andrew Kingston, commented that, "This EcoLogo(M) certification represents another milestone for DynaMotive in establishing the path to commercialization of its technology as the world leader in the pyrolysis oil market."

Canada's Environmental Choice(M) Program (ECP) is part of the Global Eco-labelling Network (GEN) and is internationally renowned for its stringent certification process. The program identifies performance criteria that represent environmental leadership in any given sector. A key aspect of the certification process is the requirement for third party verification of compliance to ECP criteria. Products and services that meet these criteria are certified by the Program and entitled to carry and display the EcoLogo(M). The program is administered by TerraChoice Environmental Marketing.


[logo]

Fig. 1  Environmental Choice(M) Program EcoLogo(M)

Renewable Low-impact Electricity means electricity that has been generated from renewable resources such as, wind, solar and photovoltaic, low-impact water, biomass and biogas. It has an environmental benefit over other electricity through a variety of means - displacing non-renewable fuels with renewable, more sustainable fuels; reducing air emissions that contribute to global warming, smog, acid rain and air-borne particulate pollution; reducing solid wastes; and reducing the impacts on our ecosystems.

About DynaMotive

DynaMotive is an energy systems company focused on the development of innovative energy solutions based on its patented fast pyrolysis system. Through the application of fast pyrolysis, DynaMotive unlocks the natural energy found in the world's abundant organic resources traditionally discarded by the agricultural and forest industries. DynaMotive's technology economically converts biomass into a renewable, environmentally friendly fuel. DynaMotive has successfully demonstrated conversion of these residues into fuel known as BioOil, as well as char. For more information on DynaMotive, please call:

For more information on DynaMotive, please call:
Corporate Communications:
Tel: (604) 267-6000    Toll Free (in North America):  1-877-863-2268
Fax: (604) 267-6005
Email: info@dynamotive.com       Website: www.dynamotive.com


Forward Looking Statement

Statements in this news release concerning the company's business outlook or future economic performance; anticipated profitability, revenues, expenses, or other financial items; and statements concerning assumptions made or expectations as to any future events, conditions, performance or other matters, are "forward-looking statements" as that term is defined under the Federal Securities Laws.

Forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from those stored in such statements. Such risks, uncertainties and factors include, but are not limited to, future capital needs, changes and delays in product development plans and schedules, customer acceptance of new products, changes in pricing or other actions by competitors, patents owned by the Company and its competitors, and general economic conditions, as well as other risks detailed in the Company's filings with the Securities and Exchange Commission.